QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
Under
SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

INTERWAVE COMMUNICATIONS
INTERNATIONAL, LTD.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

G4911N102
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Thomas W. Hubbs
InterWAVE Communications, Inc.
312 Constitution Drive
Menlo Park, CA 94025-1164
(650) 838-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Christopher D. Mitchell, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation†	Amount of Filing Fee

$976,412	$195*

†	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,560,435 shares of common stock of interWAVE Communications International, Ltd. having an aggregate value of $976,412 as of July 11, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
*	Previously paid.
[ ]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing Party: Not appicable.
Date Filed: Not applicable.

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
[ ]	Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]	third party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  [  ]

    This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by interWAVE Communications International, Ltd. (the "Company") with the Securities and Exchange Commission on July 12, 2001 (the "Schedule TO") relating to an offer by the Company to grant its eligible employees the opportunity to exchange all outstanding options granted on or after August 1, 1999 under (i) the Company's 1999 Option Plan, (ii) the Company's 1999 Option Plan for French employees and (iii) the Company's 2001 Supplemental Stock Plan (collectively, the "Plans") for new options to purchase Common Stock, par value $0.001 per share, upon the terms and conditions described in the Offer to Exchange dated July 12, 2001, the related memorandum to eligible employees from Priscilla Lu, dated July 12, 2001, the Election Form and the Notice to Change Election from Accept to Reject (which together, as they may be amended from time to time, constitute the "offer").

    This Amendment No. 1 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

    The information in the Offer to Exchange, the Election Form, the related memorandum to eligible employees, the Notice to Change Election from Accept to Reject and the Form of Promise to Grant Stock Option(s), copies of which were previously filed with the Schedule TO as Exhibits (a)(1), (a)(2), (a)(3), (a)(4), and (a)(5), respectively, is incorporated in this Amendment No. 1 to the Schedule TO by reference, except that such information is hereby amended and supplemented to the extent specifically provided below:

    Section 7 entitled "Conditions of the Offer", of the Offer to Exchange, attached to the Schedule TO as Exhibit (a)(1) thereto, is hereby amended as follows: the final bullet point which reads "any of our executive officers or directors shall have tendered any of their options pursuant to the offer" is deleted in its entirety.

    The first sentence of the third paragraph of Section 10 entitled "Information concerning interWAVE" of the Offer to Exchange, is hereby deleted in its entirety and replaced with the following: "The financial information included in our annual report on Form 10-K for the fiscal year ended June 30, 2000 and in our quarterly report on Form 10-Q for the quarter ended March 31, 2001 will be sent to you under separate cover."

    The Election Form, attached to the Schedule TO as Exhibit (a)(2), and the Notice to Change Election from Accept to Reject, attached to the Schedule TO as Exhibit (a)(4), are each amended and restated to delete any references to a requirement that optionees affirmatively acknowledge reading and understanding the terms and conditions of the Offer to Exchange. With respect to any Election Forms or Notices to Change Election from Accept to Reject that have been executed and returned by optionees prior to the filing of this Amendment No. 1, we agree not to enforce the previous requirement that optionees affirmatively acknowledge reading and understanding the terms and conditions of the Offer to Exchange.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

INTERWAVE COMMUNICATIONS INTERNATIONAL, LTD.
By:	/s/ THOMAS W. HUBBS Thomas W. Hubbs Chief Financial Officer

Date: July 25, 2001

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)	Offer to Exchange all Outstanding Options for New Options dated July 12, 2001.*
(a)(2)	Election Form.*
(a)(3)	Memorandum from Chief Executive Officer to Employees dated July 12, 2001.*
(a)(4)	Notice to Change Election from Accept to Reject.*
(a)(5)	Form of Promise to Grant Stock Option(s).*
(d)(1)	interWAVE 1999 Option Plan and form of agreement thereunder filed as Exhibit 10.3 to the Company's Registration Statement on Form F-1 declared effective on January 28, 2000 and incorporated herein by reference.*
(d)(2)	interWAVE 1999 Option Plan Prospectus.*
(d)(3)	interWAVE 2001 Supplemental Stock Plan and form of agreement thereunder filed as Exhibit 10.2 and 10.3, respectively, to the Company's Registration Statement on Form S-8 dated April 20, 2001 and incorporated herein by reference.*
(d)(4)	interWAVE 2001 Supplemental Stock Plan Prospectus.*
(d)(5)	interWAVE 1999 Option Plan for French Employees.*

*
Previously filed.

QuickLinks

SIGNATURE